Cyruli Shanks & Zizmor, LLP
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April 14, 2007

Joshua Ravitz, Esq.
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Northeast Auto Acceptance Corp. (the "Company") Registration Statement on Form 10 File No. 000-51997

Dear Mr. Ravitz:

Enclosed please find the above-referenced Amendment No. 5 to the Form 10 filed by the Company which contains revisions in accordance with your March 9, 2007 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to). Any page numbers shown below refer to the pages on the EDGAR filing of Amendment No. 5.

1. In response to comment number 1, the Selected Financial Data has been revised to be consistent with Comment 1.

2.  In response to Comment 2, please note that the Registration Statement has been updated to include the Company’s audited financial statements for the year ended December 31, 2006 and thus, the Management Discussion and Analysis has been revised to be consistent with the revised financial statements.

3. In response to Comment 3, please note that the Registration Statement has been updated to include the Company’s audited financial statements for the year ended December 31, 2006 and thus, the Management Discussion and Analysis has been revised to be consistent with the revised financial statements.

4.  In response to Comment 4, please note that the Company’s auditor’s have revised their report in accordance with the Comment. Specifically, the footnote has been numbered and disclosure has been added on the dollar amount change in interest expense and the effect of the restatement on earnings per share and the increases in common stock and deficit have been changed to the correct numbers.

5.  In response to Comment 5, please note that the Consolidated Statements of Changes in Equity have been revised so that the value assigned to the 17,000,000 shares is included in the opening balance at January 1, 2004.

6. In response to Comment 6, please note that the correct date for the 9% $250,000 demand note is December 31, 2005. We apologize for any confusion. In accordance with our auditors’ discussion with Ms. Erlanger, no further disclosure is necessary.

7. In response to Comment 7, please note that the referenced transaction was negotiated, at arms length, as part of the Catadyne transaction, at a time when a market price for the stock could not be determined. The number of shares issued was determined by what the debtor would settle for.

8. In response to Comment 8, as previously noted, the Registration Statement has been updated to include the Company’s audited financial statement for the year ended December 31, 2006.

Sincerely,

/s/ Paul Goodman
Paul Goodman